File No. 812-14193
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 17(D) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”) AND RULE 17D-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(D) OF THE 1940 ACT AND RULE 17D-l UNDER THE 1940 ACT

Partners Group Private Equity (Master Fund), LLC; Partners Group Private Income Opportunities, LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Limited; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Limited; Partners Group Cayman Management I Limited; Partners Group Cayman Management III Limited; Partners Group Management Limited; Partners Group Management I S.à r.l.; Partners Group Management II Limited; Partners Group Management III S.à r.l.; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure SICAV; Partners Group Global Multi-Asset Fund; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Limited; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; The Partners Fund SICAV; The Partners Fund

1114 Avenue of the Americas, 37th Floor
New York, NY 10036

All Communications, Notices and Orders to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

Copies to:

Robert M. Collins
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

May 31, 2017

TABLE OF CONTENTS

Page

I.	SUMMARY OF APPLICATION	2
II.	APPLICANTS	3
III.	REQUEST FOR ORDER	5
	A. Section 17(d)	8
	B. Rule 17d-1	8
	C. Protection Provided by the Proposed Conditions	9
	D. Proposed Conditions	10
IV.	IN SUPPORT OF THE APPLICATION	14
	A. Benefits of the Proposal	14
	B. Protective Representations and Conditions	15
V.	PRECEDENTS	17
VI.	REQUEST FOR ORDER OF EXEMPTION	17
VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES	17

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the matter of:
Partners Group Private Equity (Master Fund), LLC; Partners Group Private Income Opportunities, LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Limited; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Limited; Partners Group Cayman Management I Limited; Partners Group Cayman Management III Limited; Partners Group Management Limited; Partners Group Management I S.à r.l.; Partners Group Management II Limited; Partners Group Management III S.à r.l.; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Princess Management Limited; Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure SICAV; Partners Group Global Multi-Asset Fund; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Limited; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; The Partners Fund SICAV; The Partners Fund

1114 Avenue of the Americas, 37th Floor
New York, NY 10036
(212)-908-2600

File No. 812-14193
Investment Company Act of 1940
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Fourth Amended and Restated Application for an Order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act:

•	Partners Group Private Equity (Master Fund), LLC (the “Fund”);
•	Partners Group Private Income Opportunities, LLC ("Partners Group Private Income Opportunities")
•	Partners Group (USA) Inc. (“Partners Group”);
•	Partners Group AG (“Partners Group AG”);
•	Partners Group (UK) Limited (“Partners Group UK”);
•	Partners Group (Luxembourg) S.A. (“Partners Group Lux”);
•	Partners Group (Guernsey) Limited (“Partners Group Guernsey”);
•
Partners Group Cayman Management I Limited (“PGCM I”); Partners Group Cayman Management III Limited (“PGCM III”); Partners Group Management Limited (“PGML”); Partners Group Management I S.à r.l. (“PGMS I”); Partners Group Management II Limited (“PGML II”); Partners Group Management III S.à r.l. (“PGMS III”); Partners Group Management IX Limited (“PGML IX”); Partners Group Management V Limited (“PGML V”); Partners Group Management VII Limited (“PGML VII”); Partners Group Management VIII Limited (“PGML VIII”); Partners Group Management XI Limited (“PGML XI”); Partners Group Management XIII Limited (“PGML XIII”); Princess Management Limited (“Princess” and collectively with Partners Group Guernsey, Partners Group UK, PGCM I, PGCM III, PGML, PGMS I, PGML II, PGMS III, PGML IX, PGML V, PGML VII, PGML VIII, PGML XI and PGML XIII, the “General Partner Advisers”); and

•
Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure SICAV; Partners Group Global Multi-Asset Fund; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Limited; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; The Partners Fund SICAV and The Partners Fund (the “Existing Affiliated Funds” and, together with the Fund, Partners Group Private Income Opportunities, Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux and the General Partner Advisers, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds1 and/or one or more Affiliated Funds2 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);3 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.4 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

[1]
“Regulated Fund” means the Fund, Partners Group Private Income Opportunities, and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser is an Adviser that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux and each General Partner Adviser, and (b) any future investment adviser that controls, is controlled by or is under common control with Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux or any General Partner Adviser and is either registered as an investment adviser under the Advisers Act or is an exempt reporting adviser or a foreign private adviser. The Advisers are also collectively referred to herein as “PG”.

[2]
“Affiliated Fund” means any of the Existing Affiliated Funds and any Future Affiliated Fund. Each Existing Affiliated Fund is a privately-offered fund that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.  “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

[3]
The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

[4]
No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

The Fund has formed, and any of the Regulated Funds may, from time to time, form a special purpose subsidiary or subsidiaries (individually, a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s board of managers, directors or trustees has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions under terms of the requested Order will be Wholly-Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.5

II. APPLICANTS

The Fund is a Delaware limited liability company that is registered as a closed-end management investment company under the 1940 Act. The Fund was organized on August 4, 2008. As of December 31, 2016, the Fund had net assets of approximately $2.17 billion. The Fund’s investment objective is to seek attractive long-term capital appreciation by investing in a globally diversified portfolio of private equity investments. The Fund’s investments include: (i) direct investments in the equity and/or debt of operating companies; (ii) primary and secondary investments in private equity funds managed by third-party managers; and (iii) listed private equity investments, such as business development companies. The board of managers of the Fund (the “Fund Board”) has ultimate responsibility for the management and operations of the Fund. Partners Group serves as the investment adviser to the Fund.

[5]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Partners Group Private Income Opportunities is a Delaware limited liability company that is registered as a closed-end management investment company under the 1940 Act. Partners Group Private Income Opportunities, LLC was organized on August 18, 2016.  As of the date of this Application, Partners Group Private Income Opportunities had not commenced operations and its registration statement had not been declared effective by the Commission.  Partners Group Private Income Opportunities’ investment objective will be to generate attractive risk-adjusted returns and current income by investing in a diversified portfolio of predominantly credit-related opportunities, including but not limited to, first and second lien senior secured loans, secured unitranche debt, unsecured debt (e.g., mezzanine debt), structurally subordinated instruments, and equity instruments, as well as public debt, corporate bonds, and other debt securities. Partners Group Private Income Opportunities’ investments are expected to consist of investments in the debt of various companies, ventures, business and real estate, infrastructure and other assets which may be accompanied by equity participation such as warrants, options and other equity-related instruments. The board of managers of Partners Group Private Income Opportunities (the “PGPIO Board”) has ultimate responsibility for the management and operations of Partners Group Private Income Opportunities. Partners Group serves as the investment adviser to Partners Group Private Income Opportunities.

The Fund Board is currently comprised of three managers, two of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), of the Fund. The PGPIO Board is currently comprised of five managers, four of whom are Non-Interested Directors. The Fund Board, the PGPIO Board and any board of managers, board of directors or board of trustees of a Future Regulated Fund are each referred to herein as a “Board” and collectively the “Boards,” as applicable. The Nominating Committee of each Board selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board.

Partners Group Holding AG (“Partners Group Holding”) is a corporation organized in Switzerland on January 24, 1997, with assets under management by its affiliates of over $57 billion as of December 31, 2016. Partners Group is a Delaware corporation, wholly-owned subsidiary of Partners Group Holding and an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Partners Group was established in May 10, 2000 and, as of December 31, 2016, had approximately $5.13 billion of regulatory assets under management. Partners Group serves as investment adviser to the Fund and Partners Group Private Income Opportunities and manages each fund's portfolio in accordance with its Objectives and Strategies.6 Partners Group makes investment decisions for the Fund and Partners Group Private Income Opportunities including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Fund and Partners Group Private Income Opportunities, subject to the oversight of the Fund Board and the PGPIO Board, respectively. Partners Group’s “Adviser Management Team” is currently comprised of Hal Avidano, Robert Collins, Scott Essex, Joel Schwartz and Anthony Shontz. The Adviser Management Team is currently responsible for the portfolio management of the Fund and Partners Group Private Income Opportunities.

Partners Group AG is a corporation organized in Switzerland on January 12, 1996, and is an exempt reporting adviser under the Advisers Act. Partners Group AG is registered with the Swiss Financial Markets Authority (FINMA) and provides investment recommendations to Partners Group with respect to its clients’ portfolios in accordance with the Unibanco line of no-action letters.7 Partners Group maintains ultimate investment discretion as to whether such recommendations will translate into investments made by its clients.

[6]
“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

[7]
See, e.g., Uniao de Bancos de Brasileiros S.A. (pub. Avail. July 28, 1992) (“Unibanco”); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada et al. (pub. avail. June 3, 1998).

Partners Group Guernsey is a company limited by shares organized in Guernsey on June 11, 1999, and is an exempt reporting adviser under the Advisers Act. Partners Group Guernsey is registered with the Guernsey Financial Services Commission (GFSC) and provides administrative and in particular investment execution services to Partners Group with respect to its clients. Partners Group Guernsey also serves as General Partner Adviser to Affiliated Funds (see below).

Partners Group UK is a foreign private adviser under the Advisers Act, formed as a private limited company in the United Kingdom on April 27, 2004. Partners Group UK is registered with the UK Financial Conduct Authority (FCA) and provides investment management or advisory services to certain Affiliated Funds.

Partners Group Lux is an exempt reporting adviser under the Advisers Act, formed as a société anonyme in Luxembourg on April 27, 2005. Partners Group Lux is registered with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) and provides administrative, domiciliary, depositary and/or investment management or advisory services to certain Affiliated Funds.

Each General Partner Adviser serves as the general partner or fund manager of one or more Affiliated Funds. Investment decisions are made by affiliated investment committees and the respective General Partner signs-off or otherwise ratifies such decisions. Partners Group UK, an English limited liability company, serves as the manager for Partners Group (Italy) Global Value 2014, an Italian fondo comune d’investimento mobiliare chiuso riservato a investitori qualificati. PGCM I, a Cayman Islands exempted company, serves as the general partner for Partners Group Direct Equity 2016 (USD) A, L.P., Partners Group Direct Infrastructure 2016 (USD) A, L.P. and Partners Group Secondary 2015 (USD) A, L.P. PGCM III, a Cayman Islands exempted company, serves as the general partner for Partners Group Direct Equity 2016 (USD) C-I, L.P. PGML, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Global Infrastructure 2015 (EUR), L.P. Inc. PGMS I, a Luxembourg société à responsabilité limitée, serves as the general partner of Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF. PGML II, a Guernsey registered company limited by shares, serves as the general partner for both Partners Group Global Value 2014, L.P. Inc. and Partners Group Secondary 2015 (EUR), L.P. Inc. PGMS III, a Luxembourg société à responsabilité limitée, serves as the general partner for Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF, Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF, Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF, Partners Group Global Value 2014 (EUR) S.C.A., SICAR, Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF and Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF. PGML IX, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Global Infrastructure 2012, L.P. Inc. PGML V, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Emerging Markets 2015, L.P. Inc. PGML VII, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Direct Equity 2016 (USD) C, L.P., Partners Group Direct Equity 2016 (USD) C-G, L.P. and Partners Group Direct Infrastructure 2015 (USD), L.P. Inc. PGML VIII, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Direct Equity 2016 (EUR) G, L.P. Inc. and Partners Group Direct Equity 2016 (EUR), L.P. Inc. PGML XI, a Guernsey registered company limited by shares, serves as the general partner of Partners Group Global Growth 2014, L.P. Inc. and Partners Group Secondary 2015 (USD) C, L.P.

III. REQUEST FOR ORDER

The Applicants request the Order of the Commission under Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

Similar to the precedent referenced in Section V of this Application, the Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications. Unlike the precedent, the Advisers, other than Partners Group, are not registered as investment advisers with the Commission (though most8 are exempt reporting advisers). However, as discussed below, all of the Applicants’ investment activities are conducted within a global, centralized investment committee and allocation process, which is overseen by a unified global compliance program that has complete transparency into the activities of all of the Advisers from within the U.S., regardless of their regulatory status under the Advisers Act. Furthermore, the global processes and compliance program would ensure that the Commission has complete transparency into the Co-Investment Program and the Advisers involved with the Co-Investment Program through its access to Partners Group.

Current Investment, Allocation and Execution Processes and Controls

All of PG’s investment opportunities are sourced through local teams of investment professionals located around the globe who refer all potential investments into PG’s centralized investment committee process for commercial analysis. Concurrent with this investment analysis process, PG’s portfolio management team allocates all prospective investment opportunities in the pipeline in a systematic, rules based manner among all of the Affiliated Funds and other non-fund clients in accordance with client investment mandates, investment appetite, and tax, legal and risk management considerations. This allocation process results in the generation of a single proposed allocation for each investment opportunity on which all eligible clients are represented, ensuring a highly transparent and auditable process. This is true regardless of where the investment opportunity is located and regardless of which Adviser is in contractual privity with the client. Each and every investment sourced by PG and ultimately invested in by any Adviser’s clients undergoes analysis and allocation via these centralized processes, the evidence of which is housed within PG’s globally accessible information systems.

PG’s global investment due diligence process is conducted by the firm’s global investment committee and various specialist investment committees. These investment committees are composed of the firm’s most senior investment professionals from around the globe. In addition, and as explained in further detail below, each and every member of these investment committees is a supervised person from an Advisers Act perspective within Partners Group’s compliance program. All supervised persons are subject to the compliance policies and procedures of the PG registered investment adviser (Partners Group) and by that must comply with all applicable U.S. securities laws (this obligation is acknowledged in writing by all supervised persons on an annual basis) (see “Global Compliance Program” discussion on page 7). All supervised persons are under the supervision of the United States-based chief compliance officer and compliance team. Furthermore, all potential investments by PG must undergo this investment committee review process, including investments made by a Regulated Fund.

If an investment proceeds through this initial due diligence review in the investment committee process, the relevant investment committee will recommend execution of the investment by the Advisers, who in turn independently analyze the investment with their specific advisory clients’ interests in mind. Partners Group and Partners Group UK conduct such analysis through their own independent investment committees, while boards of directors do so for the General Partner Advisers. These adviser specific investment committees leverage PG’s documentation of the global, centralized investment committee process by accessing all of the investment due diligence materials generated by that process via PG’s globally accessible information systems, thereby achieving information sharing efficiencies in this multiple-layered investment committee process.

[8]
Other than Partners Group (which is a registered investment adviser) and Partners Group UK, all of the Advisers are exempt reporting advisers.  Any future Advisers that currently are not named as “Applicants” will either be registered investment advisers, exempt reporting advisers or foreign private advisers.

Concurrent with PG’s global, centralized investment committee process described above, PG’s portfolio allocation team generates prospective investment allocations among all of the firm’s clients for all investment opportunities being considered by PG’s investment committees. This centralized control of the allocation process is inherently necessary to determine (i) which of the Advisers’ clients have appetite and capacity for each investment being reviewed in accordance with each client’s investment mandate, investment objectives and risk profile, (ii) fulfill each Adviser’s fiduciary duty and (iii) ensure that all clients are treated fairly and equitably across the globe. The portfolio allocation team updates prospective allocations throughout the process as investment specifics (e.g., transaction size) change, using a systematic, quantitative approach to allocate investments among all of PG’s clients based on numerous factors including each client’s investment objectives. All of the aforementioned investment committee members (all of whom are supervised persons of Partners Group) have real-time access to prospective allocations of investments to all of the firm’s clients via PG’s globally integrated information systems.

If an investment is approved in the investment committee process, the investment is executed by Partners Group Guernsey pursuant to the direction of the Advisers. As with portfolio management, investment execution is also centralized in order to streamline the process. To facilitate this administrative efficiency, all investment execution documentation is also uploaded into PG’s globally accessible information systems.

All investment due diligence books and records relevant to all of PG’s investment opportunities are managed by Partners Group AG and are entered into PG’s globally accessible information systems. Similarly, all investment execution documentation is managed by Partners Group Guernsey and also entered into PG’s globally accessible information systems. Accordingly, all books and records related to any potential or actual investments made, or not made, under PG’s direction would be readily accessible by any operating entity of the firm, including Partners Group in the U.S., and maintained in a manner consistent with the Advisers Act and Rule 204-2 thereunder.

Because of their aforementioned prominent roles in the global, centralized investment committee process PG classifies two of its operating entities (Partners Group AG and Partners Group Guernsey) as “Participating Affiliates” (unregistered affiliates of a registered investment adviser that participate in the advisory activities of Partners Group in accordance with Commission staff guidance).

Investment, Allocation and Execution Processes and Controls for Co-Investment Transactions

Any investments made or considered under the Co-Investment Program would be made or considered in accordance with PG’s current investment, allocation and execution processes and controls as described in the section immediately above. Accordingly, all books and records related to any potential Co-Investment Transaction of the proposed Co-Investment Program (as well as any potential or actual investments made, or not made, that are outside of the Co-Investment Program, including investments not allocated to the Regulated Funds) would be readily accessible by any operating entity of the firm, including Partners Group in the United States, and maintained in a manner consistent with the Advisers Act and Rule 204-2 thereunder. As discussed more fully in section IV.B of this Application, “Protective Representations and Conditions,” these books and records would be subject to Commission and staff oversight.

Global Compliance Program

All of PG’s processes, including those described above, are conducted within the framework of its rigorous compliance program and under the careful vigilance of its U.S. and global compliance team. This oversight includes, inter alia: (i) initial, annual and targeted compliance-related training; (ii) annual securities holdings and quarterly securities transactions disclosures as required by Rule 204A-1 under the Advisers Act; and (iii) pre-clearance requirements for gifts and entertainment, political contributions, outside business activities, among others. PG’s philosophy in constructing its compliance program is to adopt the most rigorous standard in any jurisdiction in which it operates and implement that standard globally.

Because of the global nature of PG’s compliance program, Partners Group’s chief compliance officer, and the Commission and its staff would have full access to any and all books and records pertaining to any Co-Investment Transaction of the proposed Co-Investment Program, maintained in accordance with Rule 204-2 under the Adviser Act pursuant to Partners Group AG’s and Partners Group Guernsey’s status as Participating Affiliates, as described more fully in section IV.B. of this Application, “Protective Representations and Conditions.”

A. Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.9

Partners Group is the investment adviser to the Fund and Partners Group Private Income Opportunities, and an Adviser registered under the Advisers Act will be the investment adviser to each of the Future Regulated Funds. An Adviser will be the investment adviser to each Future Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

B. Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[9]
See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.10 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”11

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act was designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained in the U.S. to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, “capital available for investment,” and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) of the 1940 Act (a “Required Majority”), of the managers, directors or trustees of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).12

[10]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[11]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968).

[12]
Although each Regulated Fund will be a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

If an Adviser or its principal owners (the “Principals”), or any person controlling, controlled by, or under common control with an Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund (“Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors they deem relevant.

The amount of each Regulated Fund’s “capital available for investment” will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s “capital available for investment” will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, managers or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of other Regulated Funds and/or Affiliated Funds participating in the Co-Investment Transaction. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions made in accordance with the Conditions would be consistent with the provisions, policies and purposes of the 1940 Act, and would not be on a basis that is different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited under the 1940 Act from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. (a)      If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)      If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s “capital available for investment” in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)      After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)
the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of the Regulated Fund; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)
the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund, Affiliated Fund or Adviser, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director, board observer or participant, if any;

(B)
the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)
any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)
the proposed investment by the Regulated Fund will not benefit the Adviser, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,13 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be identical for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of a portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a)      If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)      Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)      A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

[13]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(d)      Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a)      If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)      A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)      If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)
the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each participant’s “capital available for investment” in the asset class being allocated, up to the amount proposed to be invested by each.

(d)     The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

 9. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds was a business development company and each of the investments permitted under these conditions was approved by the Required Majority under Section 57(f).

 10.          The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

11.          No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co--Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.          Any transaction fee (including, without limitation, break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds (who may, in turn, share their portion with affiliated persons) on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund).

14.          If the Holders own in the aggregate more than 25% of the Shares, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

15.          Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) of the 1940 Act, will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of this Application and the procedures established to achieve such compliance.

IV. IN SUPPORT OF THE APPLICATION

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A. Benefits of the Proposal

In the absence of the relief sought hereby, in some circumstances a Regulated Fund would be limited in its ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 under the 1940 Act should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Adviser identifies favorable investment opportunities requiring larger capital commitments or opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to solely fund such opportunities or is otherwise limited in its ability to solely acquire such an opportunity as a result of regulated investment company diversification rules under the Internal Revenue Code of 1986, as amended, or other regulatory or portfolio requirements, absent the relief sought by this Application, the Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and/or other Regulated Funds in larger financing commitments, which would, in turn, allow each Regulated Fund to potentially obtain discounted prices or more favorable protective rights which may reduce a Regulated Fund’s risk in an investment and increase income, expand investment opportunities and provide better access to due diligence information for each Regulated Fund. In addition, by not being required to solely fund a large investment and by participating with other Regulated Funds and/or Affiliated Funds in a Co-Investment Transaction, a Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and/or other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. As noted above, the issuer of a potential investment opportunity may reject an offer by an Adviser due to a Fund’s inability to commit the full amount of the capital needs of the issuer in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). Due to the similarity in Objectives and Strategies of certain Regulated Funds with the investment objectives, policies and strategies of certain Affiliated Funds, the Adviser expects that investments for a Regulated Fund should also generally be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital, diversification, investment objectives, policies and strategies. Each Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions thereby potentially reducing concentration risk; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and/or Affiliated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board, including the Non-Interested Directors, also determined that it is in the best interests of the Regulated Funds’ shareholders to obtain the Order at the earliest possible time and instructed the officers of the Applicants, as applicable, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that is proper and desirable for the Regulated Funds to participate in Co-Investment Transactions with other Regulated Funds and/or one more Affiliated Funds.

B. Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co--Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

As discussed in section III of this Application, all of Applicants’ investment activities are conducted within a global, centralized investment committee and allocation process and overseen by a unified, global compliance program. Together the global processes and compliance program would ensure that the Commission and its staff have complete transparency into the Co-Investment Program and the Advisers involved with the Co-Investment Program through its access to Partners Group. Because Participating Affiliates are involved in the investment committee, portfolio allocation and investment execution processes, all documentation relevant to the Co-Investment Program would be subject to Commission and staff oversight. In particular, documentation and personnel relevant to the proposed Co-Investment Program would necessarily be subject to Commission and staff oversight in at least three ways:

-- First, the Commission or its staff could demand to examine books and records of Partners Group, a registered investment adviser subject to Commission examination authority, and Partners Group itself can access any and all documentation produced at any stage of the investment process. Access to such information is readily available due to the operational necessities and integration of PG’s global business.

-- Second, the Commission and its staff have explicit examination authority over Partners Group, including the compliance program of Partners Group, which oversees all personnel that would be involved in the proposed Co-Investment Program. As described in this Application, each PG employee involved in providing investment advice to Partners Group clients is a supervised person of Partners Group subject to its compliance program and direct supervisory oversight of the United States based chief compliance officer and compliance team. Additionally, Partners Group’s code of ethics, which is far broader than the requirements of Rule 204A-1, makes clear that all supervised persons must comply with all applicable U.S. securities laws and act in a manner consistent with the fiduciary duty that Partners Group owes to its clients.

-- Third, the Commission has jurisdiction in the federal courts of the United States over the investment advisory activities related to Partners Group’s clients conducted by Participating Affiliates. Accordingly, such jurisdiction would also translate into the proposed Co-Investment Program itself being subject to jurisdiction of the federal courts of the United States. Therefore, no investment advice rendered in accordance with the Co-investment Program is outside of the Commission staff’s purview. Further, every PG employee involved in the global, centralized investment committee process is not only deemed an associated person of Partners Group, but is also treated as an “access person” under Partners Group’s code of ethics.

This global compliance program will be a key element in ensuring that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Eagle Point Credit Company Inc., et al., (File No. 812-14330) Investment Company Act Release No. 31457 (Feb. 18, 2015) (notice) and 31507 (Mar. 17, 2015) (order); PennantPark Investment Corporation, et al., (File No. 812-14134) Investment Company Act Rel. No. 30985 (Mar. 19, 2014) (notice) and 31015 (Apr. 15, 2014) (order); NF Investment Corporation, et al., (File No. 812-14161) Investment Company Act Rel. No. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order); Prospect Capital Corporation, et al., (File No. 812-14199) Investment Company Act Rel. No. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Medley Capital Corporation, et al., (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et al., (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (Jun. 4, 2013) (order); Corporate Capital Trust, Inc., et al., (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No. 28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order). As discussed above, this Application is similar to the above-referenced precedent; provided that, with the exception of Partners Group, the Advisers are foreign entities that are not registered with the Commission as investment advisers. However, as discussed in this Application, PG has global, integrated allocation, investment, execution and compliance programs that will allow the Commission full access and transparency to the Co-Investment Program and its books and records.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an Order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

VII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Please address all communications concerning this Application and the Notice and Order to:

Robert M. Collins
Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
212-908-2600

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund and the Board of Partners Group Private Income Opportunities, respectively, pursuant to resolutions attached hereto as Exhibit B.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

In accordance with Rule 0-5 under the 1940 Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Dated: May 31, 2017

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Chief Financial Officer

Partners Group (USA) Inc.

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Managing Director

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Senior Vice President

Partners Group AG

By:	/s/ Felix Haldner
Name:	Felix Haldner
Title:	Authorized Signatory

By:	/s/ Andreas Knecht
Name:	Andreas Knecht, Partner
Title:	COO & General Counsel

Partners Group (UK) Limited Partners Group Generations Fund I

By:	/s/ Annalie Stuffins
Name:	Annalie Stuffins
Title:	Authorized Signatory

By:	/s/ Andrew Campbell
Name:	Andrew Campbell
Title:	Authorized Signatory

Partners Group (Luxembourg) S.A.

By:	/s/ Sergio Raposo
Name:	Sergio Raposo
Title:	Authorized Signatory

By:	/s/ Johanna Michelot
Name:	Johanna Michelot
Title:	Authorized Signatory

Partners Group (UK) Limited on behalf of Partners Group (Italy) Global Value 2014

By:	/s/ Annalie Stuffins
Name:	Annalie Stuffins
Title:	Authorized Signatory

By:	/s/ Andrew Campbell
Name:	Andrew Campbell
Title:	Authorized Signatory

Partners Group Private Income Opportunities, LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Justin Rindos
Name:	Justin Rindos
Title:	Chief Financial Officer

Partners Group (Guernsey) Limited
Partners Group Management II Limited
Partners Group Management IX Limited
Partners Group Management V Limited
Partners Group Management VII Limited
Partners Group Management VIII Limited
Partners Group Management XI Limited
Partners Group Management XIII Limited
Partners Group Management Limited
Princess Management Limited

By:	/s/ Lance De Jersey
Name:	Lance De Jersey
Title:	Director

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Director

Partners Group Cayman Management I Limited
Partners Group Cayman Management III Limited
Partners Group Direct Equity 2016 (USD) A, L.P.
Partners Group Direct Infrastructure 2016 (USD) A, L.P.
Partners Group Secondary 2015 (USD) A, L.P.
Partners Group Direct Equity 2016 (USD) C-I, L.P.

By:	/s/ Lance De Jersey
Name:	Lance De Jersey
Title:	Director

By:	/s/ Sergio Raposo
Name:	Sergio Raposo
Title:	Authorized Signatory

Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.
Partners Group Direct Equity 2016 (EUR), L.P. Inc.
Partners Group Direct Equity 2016 (USD) C, L.P.
Partners Group Direct Equity 2016 (USD) C-G, L.P.
Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.
Partners Group Emerging Markets 2015, L.P. Inc.
Partners Group Global Growth 2014, L.P. Inc.
Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.
Partners Group Global Infrastructure 2012, L.P. Inc.
Partners Group Global Value 2014, L.P. Inc.
Partners Group Secondary 2015 (EUR), L.P. Inc.
Partners Group Secondary 2015 (USD) C, L.P.

By:	/s/ Lance De Jersey
Name:	Lance De Jersey
Title:	Director

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Director

Princess Private Equity Holding Limited

Executed by its Administrator	By:	/s/ Lance De Jersey
Partners Group (Guernsey) Limited	Name:	Lance De Jersey
	Title:	Director

	By:	/s/ Daniel Stopher
	Name:	Daniel Stopher
	Title:	Director

Partners Group Global Infrastructure SICAV

	By:	/s/ Sergio Raposo
	Name:	Sergio Raposo
	Title:	Authorized Signatory

	By:	/s/ Johanna Michelot
	Name:	Johanna Michelot
	Title:	Authorized Signatory

Partners Group Global Multi-Asset Fund

Executed by its Manager	By:	/s/ Lance De Jersey
Partners Group Management XIII Limited	Name:	Lance De Jersey
	Title:	Director

	By:	/s/ Daniel Stopher
	Name:	Daniel Stopher
	Title:	Director

Partners Group Global Value SICAV

	By:	/s/ Sergio Raposo
	Name:	Sergio Raposo
	Title:	Authorized Signatory

	By:	/s/ Johanna Michelot
	Name:	Johanna Michelot
	Title:	Authorized Signatory

Partners Group Private Equity Performance Holding Limited

	By:	/s/ Daniel Stopher
	Name:	Daniel Stopher
	Title:	Director

	By:	/s/ Felix Haldner
	Name:	Felix Haldner
	Title:	Authorized Signatory

The Partners Fund SICAV

	By:	/s/ Sergio Raposo
	Name:	Sergio Raposo
	Title:	Authorized Signatory

	By:	/s/ Johanna Michelot
	Name:	Johanna Michelot
	Title:	Authorized Signatory

The Partners Fund

Executed by its Investment Manager	By:	/s/ Lance De Jersey
Partners Group (Guernsey) Limited	Name:	Lance De Jersey
	Title:	Director

	By:	/s/ Daniel Stopher
	Name:	Daniel Stopher
	Title:	Director

Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Value 2014 (EUR) S.C.A., SICAR
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF
Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF
Partners Group Management I S.à r.l
Partners Group Management III S.à r.l.

By:	/s/ Sergio Raposo
Name:	Sergio Raposo
Title:	Authorized Signatory

By:	/s/ Johanna Michelot
Name:	Johanna Michelot
Title:	Authorized Signatory

List of Attachments and Exhibits

Exhibit A

1.	Verifications of Partners Group Private Equity (Master Fund), LLC
2.	Verifications of Partners Group (USA) Inc.
3.	Verifications of Partners Group AG
4.	Verifications of Partners Group (UK) Limited and Partners Group Generations Fund I
5.	Verifications of Partners Group (Luxembourg) S.A.
6.	Verifications of Partners Group (UK) Limited on behalf of Partners Group (Italy) Global Value 2014
7.	Verifications of Partners Group Private Income Opportunities, LLC
8.
Verifications of Partners Group (Guernsey) Limited; Partners Group Management II Limited; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Partners Group Management Limited; and Princess Management Limited

9.
Verifications of Partners Group Cayman Management I Limited; Partners Group Cayman Management III Limited; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Secondary 2015 (USD) A, L.P.; and Partners Group Direct Equity 2016 (USD) C-I, L.P.

10.
Verifications of Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Value 2014, L.P. Inc.; Partners Group Secondary 2015 (EUR), L.P. Inc.; and Partners Group Secondary 2015 (USD) C, L.P.

11.	Verifications of Princess Private Equity Holding Limited
12.	Verifications of Partners Group Global Infrastructure SICAV
13.	Verifications of Partners Group Global Multi-Asset Fund
14.	Verifications of Partners Group Global Value SICAV
15.	Verifications of Partners Group Private Equity Performance Holding Limited
16.	Verifications of The Partners Fund SICAV
17.	Verifications of The Partners Fund
18.
Verifications of Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Partners Group Management I S.à r.l; and Partners Group Management III S.à r.l.

Exhibit B - Resolutions

1

EXHIBIT A-1
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the President of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
President
Partners Group Private Equity (Master Fund), LLC

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Private Equity (Master Fund), LLC; that he is the Chief Financial Officer of Partners Group Private Equity (Master Fund), LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Chief Financial Officer
Partners Group Private Equity (Master Fund), LLC
2

EXHIBIT A-2
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (USA) Inc.; that he is a Managing Director of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
Managing Director
Partners Group (USA) Inc.

PARTNERS GROUP (USA) INC.
VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (USA) Inc.; that he a Senior Vice President of Partners Group (USA) Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Senior Vice President
Partners Group (USA) Inc.

3

EXHIBIT A-3
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP AG
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group AG; that he/she is a Partner of Partners Group AG; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Felix Haldner
Name: Felix Haldner
Title: Partner
Partners Group AG

PARTNERS GROUP AG
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group AG; that he/she is a COO & General Counsel of Partners Group AG; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Andreas Knecht
Name: Andreas Knecht, Partner
Title: COO & General Counsel
Partners Group AG

4

EXHIBIT A-4
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (UK) LIMITED AND PARTNERS GROUP GENERATIONS FUND I
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (UK) Limited and Partners Group Generations Fund I; that he/she is a contract signatory of Partners Group (UK) Limited and Partners Group Generations Fund I; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Andrew Campbell
Name: Andrew Campbell
Title: Director
Authorized Signatory

PARTNERS GROUP (UK) LIMITED AND PARTNERS GROUP GENERATIONS FUND I
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (UK) Limited and Partners Group Generations Fund I; that he/she is a contract signatory of Partners Group (UK) Limited and Partners Group Generations Fund I; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Annalie Stuffins
Name: Annalie Stuffins
Title: Compliance Officer
Authorized Signatory

5

EXHIBIT A-5
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (LUXEMBOURG) S.A.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (Luxembourg) S.A.; that he/she is an authorized signatory of Partners Group (Luxembourg) S.A.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Sergio Raposo
Name: Sergio Raposo
Authorized Signatory
Partners Group (Luxembourg) S.A.

PARTNERS GROUP (LUXEMBOURG) S.A.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (Luxembourg) S.A.; that he/she is an authorized signatory of Partners Group (Luxembourg) S.A.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Johanna Michelot
Name: Johanna Michelot
Authorized Signatory
Partners Group (Luxembourg) S.A.

6

EXHIBIT A-6
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (UK) LIMITED FOR ACCOUNT OF PARTNERS GROUP (ITALY) GLOBAL VALUE 2014
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (UK) Limited for account of Partners Group (Italy) Global Value 2014; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Partners Group (UK) Limited on behalf of Partners Group (Italy) Global Value 2014

/s/ Andrew Campbell
Name: Andrew Campbell
Authorized Signatory

PARTNERS GROUP (UK) LIMITED FOR ACCOUNT OF PARTNERS GROUP (ITALY) GLOBAL VALUE 2014
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (UK) Limited for account of Partners Group (Italy) Global Value 2014; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Partners Group (UK) Limited on behalf of Partners Group (Italy) Global Value 2014

/s/ Annalie Stuffins
Name: Annalie Stuffins
Authorized Signatory
7

EXHIBIT A-7
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Private Income Opportunities, LLC; that he is the President of Partners Group Private Income Opportunities, LLC; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert Collins
Robert Collins
President

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Private Income Opportunities, LLC; that he is the Chief Financial Officer of Partners Group Private Income Opportunities, LLC; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Justin Rindos
Justin Rindos
Chief Financial Officer
8

EXHIBIT A-8
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP (GUERNSEY) LIMITED; PARTNERS GROUP MANAGEMENT II LIMITED; PARTNERS GROUP MANAGEMENT IX LIMITED; PARTNERS GROUP MANAGEMENT V LIMITED; PARTNERS GROUP MANAGEMENT VII LIMITED; PARTNERS GROUP MANAGEMENT VIII LIMITED; PARTNERS GROUP MANAGEMENT XI LIMITED; PARTNERS GROUP MANAGEMENT XIII LIMITED; PARTNERS GROUP MANAGEMENT LIMITED; PRINCESS MANAGEMENT LIMITED VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (Guernsey) Limited; Partners Group Management II Limited; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Partners Group Management Limited; and Princess Management Limited; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Daniel Stopher
Name: Daniel Stopher
Director

PARTNERS GROUP (GUERNSEY) LIMITED; PARTNERS GROUP MANAGEMENT II LIMITED; PARTNERS GROUP MANAGEMENT IX LIMITED; PARTNERS GROUP MANAGEMENT V LIMITED; PARTNERS GROUP MANAGEMENT VII LIMITED; PARTNERS GROUP MANAGEMENT VIII LIMITED; PARTNERS GROUP MANAGEMENT XI LIMITED; PARTNERS GROUP MANAGEMENT XIII LIMITED; PARTNERS GROUP MANAGEMENT LIMITED; PRINCESS MANAGEMENT LIMITED VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group (Guernsey) Limited; Partners Group Management II Limited; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management XI Limited; Partners Group Management XIII Limited; Partners Group Management Limited; and Princess Management Limited; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Lance De Jersey
Name: Lance De Jersey
Director
9

EXHIBIT A-9
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP CAYMAN MANAGEMENT I LIMITED; PARTNERS GROUP CAYMAN MANAGEMENT III LIMITED; PARTNERS GROUP DIRECT EQUITY 2016 (USD) A, L.P.; PARTNERS GROUP DIRECT INFRASTRUCTURE 2016 (USD) A, L.P.; PARTNERS GROUP SECONDARY 2015 (USD) A, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C-I, L.P.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Cayman Management I Limited; Partners Group Cayman Management III Limited; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Secondary 2015 (USD) A, L.P.; and Partners Group Direct Equity 2016 (USD) C-I, L.P.; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Lance De Jersey
Name: Lance De Jersey
Director

PARTNERS GROUP CAYMAN MANAGEMENT I LIMITED; PARTNERS GROUP CAYMAN MANAGEMENT III LIMITED; PARTNERS GROUP DIRECT EQUITY 2016 (USD) A, L.P.; PARTNERS GROUP DIRECT INFRASTRUCTURE 2016 (USD) A, L.P.; PARTNERS GROUP SECONDARY 2015 (USD) A, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C-I, L.P.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Cayman Management I Limited; Partners Group Cayman Management III Limited; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Secondary 2015 (USD) A, L.P.; and Partners Group Direct Equity 2016 (USD) C-I, L.P.; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Sergio Raposo
Name: Sergio Raposo
Authorized Signatory

10

EXHIBIT A-10
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP DIRECT EQUITY 2016 (EUR) G, L.P. INC.; PARTNERS GROUP DIRECT EQUITY 2016 (EUR), L.P. INC.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C-G, L.P.; PARTNERS GROUP DIRECT INFRASTRUCTURE 2015 (USD), L.P. INC.; PARTNERS GROUP EMERGING MARKETS 2015, L.P. INC.; PARTNERS GROUP GLOBAL GROWTH 2014, L.P. INC.; PARTNERS GROUP GLOBAL INFRASTRUCTURE 2015 (EUR), L.P. INC.; PARTNERS GROUP GLOBAL INFRASTRUCTURE 2012, L.P. INC.; PARTNERS GROUP GLOBAL VALUE 2014, L.P. INC.; PARTNERS GROUP SECONDARY 2015 (EUR), L.P. INC.; PARTNERS GROUP SECONDARY 2015 (USD) C, L.P.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Value 2014, L.P. Inc.; Partners Group Secondary 2015 (EUR), L.P. Inc.; and Partners Group Secondary 2015 (USD) C, L.P.; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Lance De Jersey
Name: Lance De Jersey
Director

11

PARTNERS GROUP DIRECT EQUITY 2016 (EUR) G, L.P. INC.; PARTNERS GROUP DIRECT EQUITY 2016 (EUR), L.P. INC.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C, L.P.; PARTNERS GROUP DIRECT EQUITY 2016 (USD) C-G, L.P.; PARTNERS GROUP DIRECT INFRASTRUCTURE 2015 (USD), L.P. INC.; PARTNERS GROUP EMERGING MARKETS 2015, L.P. INC.; PARTNERS GROUP GLOBAL GROWTH 2014, L.P. INC.; PARTNERS GROUP GLOBAL INFRASTRUCTURE 2015 (EUR), L.P. INC.; PARTNERS GROUP GLOBAL INFRASTRUCTURE 2012, L.P. INC.; PARTNERS GROUP GLOBAL VALUE 2014, L.P. INC.; PARTNERS GROUP SECONDARY 2015 (EUR), L.P. INC.; PARTNERS GROUP SECONDARY 2015 (USD) C, L.P.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Value 2014, L.P. Inc.; Partners Group Secondary 2015 (EUR), L.P. Inc.; and Partners Group Secondary 2015 (USD) C, L.P.; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Tristan Rudd
Name: Tristan Rudd
Authorized Signatory

12

EXHIBIT A-11
VERIFICATIONS
RULE 0-2(d)

PRINCESS PRIVATE EQUITY HOLDING LIMITED
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Princess Private Equity Holding Limited; that he/she is authorized to execute this statement of Princess Private Equity Holding Limited; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Executed by its Administrator	/s/ Lance De Jersey
Partners Group (Guernsey) Limited	Name: Lance De Jersey
Director

PRINCESS PRIVATE EQUITY HOLDING LIMITED
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Princess Private Equity Holding Limited; that he/she is authorized to execute this statement of Princess Private Equity Holding Limited; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Executed by its Administrator	/s/ Daniel Stopher
Partners Group (Guernsey) Limited	Name: Daniel Stopher
Director

13

EXHIBIT A-12
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP GLOBAL INFRASTRUCTURE SICAV
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Global Infrastructure SICAV; that he/she is authorized to execute this statement of Partners Group Global Infrastructure SICAV; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Sergio Raposo
Name: Sergio Raposo
Authorized Signatory

PARTNERS GROUP GLOBAL INFRASTRUCTURE SICAV
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Global Infrastructure SICAV; that he/she is authorized to execute this statement of Partners Group Global Infrastructure SICAV; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Johanna Michelot
Johanna Michelot
Authorized Signatory
14

EXHIBIT A-13
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP GLOBAL MULTI-ASSET FUND
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Global Multi-Asset Fund; that he/she is authorized to execute this statement of Partners Group Global Multi-Asset Fund; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Executed by its Manager	/s/ Lance De Jersey
Partners Group Management XIII Limited	Name: Lance De Jersey
Director

PARTNERS GROUP GLOBAL MULTI-ASSET FUND
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Global Multi-Asset Fund; that he/she is authorized to execute this statement of Partners Group Global Multi-Asset Fund; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Executed by its Manager	/s/ Daniel Stopher
Partners Group Management XIII Limited	Name: Daniel Stopher
Director
15

EXHIBIT A-14
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP GLOBAL VALUE SICAV
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Global Value SICAV; that he/she is authorized to execute this statement of Partners Group Global Value SICAV; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Sergio Raposo
Name: Sergio Raposo
Authorized Signatory

PARTNERS GROUP GLOBAL VALUE SICAV
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Global Value SICAV; that he/she is authorized to execute this statement of Partners Group Global Value SICAV; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Johanna Michelot
Name: Johanna Michelot
Authorized Signatory

16

EXHIBIT A-15
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP PRIVATE EQUITY PERFORMANCE HOLDING LIMITED
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Private Equity Performance Holding Limited; that he/she is authorized to execute this statement of Partners Group Private Equity Performance Holding Limited; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Felix Haldner
Name: Felix Haldner
Authorized Signatory

PARTNERS GROUP PRIVATE EQUITY PERFORMANCE HOLDING LIMITED
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Private Equity Performance Holding Limited; that he/she is authorized to execute this statement of Partners Group Private Equity Performance Holding Limited; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Daniel Stopher
Name: Daniel Stopher
Director

17

EXHIBIT A-16
VERIFICATIONS
RULE 0-2(d)

THE PARTNERS FUND SICAV
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of The Partners Fund SICAV; that he/she is authorized to execute this statement of The Partners Fund SICAV; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Sergio Raposo
Name: Sergio Raposo
Authorized Signatory

THE PARTNERS FUND SICAV
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of The Partners Fund SICAV; that he/she is authorized to execute this statement of The Partners Fund SICAV; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Johanna Michelot
Name: Johanna Michelot
Authorized Signatory
18

EXHIBIT A-17
VERIFICATIONS
RULE 0-2(d)

THE PARTNERS FUND
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of The Partners Fund; that he/she is authorized to execute this statement of The Partners Fund; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Executed by its Manager	/s/ Lance De Jersey
Partners Group (Guernsey) Limited	Name: Lance De Jersey
Director

THE PARTNERS FUND
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of The Partners Fund; that he/she is authorized to execute this statement of The Partners Fund; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Executed by its Manager	/s/ Daniel Stopher
Partners Group (Guernsey) Limited	Name: Daniel Stopher
Director

19

EXHIBIT A-18
VERIFICATIONS
RULE 0-2(d)

PARTNERS GROUP DIRECT EQUITY 2016 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP GROWTH STRATEGIES 2016 S.C.A., SICAV-RAIF; PARTNERS GROUP DIRECT INFRASTRUCTURE 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP GLOBAL INFRASTRUCTURE 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP GLOBAL VALUE 2014 (EUR) S.C.A., SICAR; PARTNERS GROUP SECONDARY 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP U.S. PRIVATE EQUITY 2015 L.P. S.C.S., SICAV-SIF; PARTNERS GROUP MANAGEMENT I S.À R.L; PARTNERS GROUP MANAGEMENT III S.À R.L.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Partners Group Management I S.à r.l; and Partners Group Management III S.à r.l.; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Sergio Raposo
Name: Sergio Raposo
Authorized Signatory

PARTNERS GROUP DIRECT EQUITY 2016 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP GROWTH STRATEGIES 2016 S.C.A., SICAV-RAIF; PARTNERS GROUP DIRECT INFRASTRUCTURE 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP GLOBAL INFRASTRUCTURE 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP GLOBAL VALUE 2014 (EUR) S.C.A., SICAR; PARTNERS GROUP SECONDARY 2015 (EUR) S.C.A., SICAV-SIF; PARTNERS GROUP U.S. PRIVATE EQUITY 2015 L.P. S.C.S., SICAV-SIF; PARTNERS GROUP MANAGEMENT I S.À R.L; PARTNERS GROUP MANAGEMENT III S.À R.L.
VERIFICATION

The undersigned states that he/she has duly executed the attached Application dated May 31, 2017 for and on behalf of Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Partners Group Management I S.à r.l; and Partners Group Management III S.à r.l.; that he/she is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Johanna Michelot
Name: Johanna Michelot
Authorized Signatory

20

EXHIBIT B

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.
21

EXHIBIT B

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC
(the “Fund”)

Resolutions Adopted By the Board of Managers

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

22